
May 18, 2015

<u>Via e-mail</u>
Tyler Pearson
Chief Executive Officer
Axiom Corp.
380 Vansickle Rd. Unit 600
St. Catharines, Ontario
Canada, L2S 0B5

  Re: **Axiom Corp.**
     Amendment No. 2 to Form 8-K
     Filed April 22, 2015
     File No. 333-186078

Dear Mr. Pearson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Please include the disclosure called for by Item 304 of Regulation S-K regarding your change in accountants, as reported in your Form 8-K filed May 1, 2015, in your next amendment.

<u>Explanatory Note, page 1</u>

2. You state here that this amendment should be read in conjunction with the original 8-K filed February 27, 2015 and the amendment filed March 16, 2015, but the March 16, 2015 amendment states that the original 8-K should not be relied upon and that it has been superseded in its entirety. In addition, your previous filings state that the company's products have patent protection in 50 countries and list specific patent numbers in conflict with the disclosure in this filing and your Form 8-K filed March 17, 2015 regarding the expiration of your patents. Please revise to clearly state what disclosure your investors may rely upon.

Form 10 Disclosure, page 4

Business, page 4

3. Please revise to discuss when your business was organized. Please refer to Item 101(h)(1).

4. Please provide enhanced disclosure regarding your sources and the availability of raw materials. Please refer to Item 101(h)(4)(v) of Regulation S-K.

5. Please revise to discuss your dependency on the customer who provided 66% of your sales during the year ended December 31, 2014 and 73% of your sales during the year ended December 31, 2013, as disclosed in Note 1 to your audited financial statements. Please refer to Item 101(h)(vi) of Regulation S-K.

Company Background and Opportunity Summary, page 4

6. You state that you "secured the selling and manufacturing rights of [your] product in over 50 countries." Please clarify this statement, particularly in light of the expiration of your patents.

Machine Fabrication, page 6

7. You state here that you have selected Girotti Machine as your "North American manufacturer." Please file any material contracts that you may have with Girotti, as well as with SP Fiber Technologies, who you present as your "main" paper supplier, and Niagara College as appropriate. Please refer to Item 601(b)(10) of Regulation S-K

Anticipated Machine Production Costing, page 7

8. Please clarify what this chart and the chart under the heading "Anticipated Timelines" refer to. You state that you have received revenues and are already producing paper nuts, but this disclosure appears to indicate that you have yet to begin operations. If this refers to the "newest machine model" that you refer to on page 5, please make that clear.

9. Please clarify what CSA and ESA approvals are and what the process for acquiring them is. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Anticipated Timelines, page 7

10. Please update your timeline to reflect the current state of your company. You refer to conducting research and development costing $70,000 in the fourth quarter of 2014, but you do not discuss whether this research was completed. We note that on page 12 you state that you spent only $23,372 on research and development in 2014.

Research & Innovation Division, Niagara College, page 7

11. Please elaborate as to the nature of your collaboration with Niagara College, as well as what the first and second projects you refer to here consisted of. Please also detail any intellectual property arrangements between yourself and Niagara College.

Marketing, page 7

12. Please disclose the distribution methods that you anticipate using for your products. Please refer to Item 101(h)(4)(ii) of Regulation S-K.

Risk Factors, page 8

Our business is subject to risks associated with manufacturing processes, page 8

13. You refer here to internally manufacturing your own products at your production facilities. Please reconcile this statement with your reference to having your machines manufactured by Girotti, and your statement under Properties, below, that you only lease office space and not production facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

14. Please remove your references here to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. As an issuer of penny stock you are not allowed to rely on the safe harbors provided by these sections.

Results of Operations, page 11

15. You state that in 2014 you recorded an impairment of assets of $90,140. Your audited financial statements indicate that you recorded impairment charges of $38,988 for your patent, $57,795 for your distribution rights, the amounts originally paid for them, as well as impairments of $52,613 with respect to equipment and $37,527 with respect to obsolete inventory. These impairments total $186,923. Please revise, and please provide clarifying disclosure regarding the nature of the impairments.

16. Please provide the trends disclosure called for by Item 303(a)(3)(ii) of Regulation S-K, including management's views regarding the impact of the expiration of your distribution rights and patent.

Liquidity and Capital Resources, page 13

17. You state that you believe you will have sufficient capital to fund your operations for the next twelve months. Please discuss the company's capital needs over that period, what the capital will be used for, and what sources of capital and liquidity management believes it has access to. Please refer to Item 303(a)(1) of Regulation S-K and Item 303(a)(2)(i) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 14

18. Please revise to provide beneficial ownership information as of the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Directors and Executive Officers, page 15

19. Please revise to disclose the skills, qualifications, experience, or attributes that led to the conclusion that each member of your board of directors should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K.

20. Please disclose when Mr. Hilton joined your company and in what capacity.

Certain Relationships and Related Party Transactions, and Director Independence, page 19

21. Please revise to disclose the identity of each of the related parties that you refer to here. See Item 404(a)(1) of Regulation S-K. With regard to your debt transactions, please also revise to include all of the disclosure called for by Item 404(a)(5) of Regulation S-K.

22. Please disclose what the commissions you refer to in the third paragraph under this heading were for. Please see Item 404(a)(6) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Relate Stockholder Matters, page 20

23. Please disclose how many holders of your common equity there are as of the latest practicable date. Please refer to Item 201(b)(1) of Regulation S-K.

24. Please note that the disclosure called for by Item 201(a) of Regulation S-K should be disclosed for PaperNuts, not Axiom. Please revise the disclosure under the heading "Market For Common Equity" accordingly.

Description of the Registrant's Securities, page 21

25. Please update your disclosure here to reflect the issuance of preferred stock and cancellation of common stock disclosed in your Form 8-K filed April 15, 2015.

Tyler Pearson
Axiom Corp.
May 18, 2015
Page 5

Unregistered Sales of Equity Securities, page 22

26. Please revise to include a discussion of the 50,000 shares of common stock issued April
2, 2014, as well as the 170,165 shares issued at $3 per share from July through October of
2014, both disclosed in Note 9 to your audited financial statements. Please note that if
intend to incorporate the disclosure called for by Item 701 of Regulation S-K with regard
to PaperNuts' recent unregistered placements of securities by reference to this heading, as
you state on page 21, that Item 701 looks back three years and is not limited to equity
securities.

Item 5.03, Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 23

27. Please disclose when your directors approved the change in fiscal year and the report that
the transition period will be filed on. Please refer to Item 5.03(b) of Form 8-K.

Exhibits, page 24

28. Please file the acquisition agreement for the Papernuts trademark, described in Note 5 to
your audited financial statements, as an exhibit to your next amendment. Please refer to
Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

Note 12. Subsequent Events, page 15

29. Please disclose the date through which subsequent events were evaluated as required by
FASB ASC 855-10-50-1.

Exhibit 99.2

General

30. Please revise your document to include a pro forma consolidated statement of operations
for the interim period ended March 31, 2015. Refer to Article 11-02(c)(2)(i) of
Regulation S-X.

Pro Forma Adjustment (c)

31. It does not appear to us that pro forma adjustment (c) is directly attributable to the
transaction. Please revise your pro forma financial statements to remove this adjustment
or tell us how this adjustment complies with Article 11-02(b)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/a/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: John O'Leary, Esq. (*via e-mail*)
        Szaferman Lakind Blumstein & Blader, PC